UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION
UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR
SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number 001-39115

WISeKey International Holding Ltd1

(Exact name of registrant as specified in its charter)

General-Guisan-Strasse 6, 6300 Zug, Switzerland

+41 22 594 3000

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

American Depositary Shares, each representing one-half of one Class B Shares, par value CHF 0.10 per share

Class B Shares, par value CHF 0.10 per share

(Title of each class of securities covered by this Form)

Ordinary Shares, no par value per share, of WISeQey Corp.

(Titles of all other classes of securities for which a duty to file reports under Section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒	Rule 12h-3(b)(1)(i)	☒
Rule 12g-4(a)(2)	☐	Rule 12h-3(b)(1)(ii)	☐
		Rule 15d-6	☐
		Rule 15d-22(b)	☐

Approximate number of holders of record as of the certification or notice date: None

Pursuant to the requirements of the Securities Exchange Act of 1934, WISeQey Corp., as successor to WISeKey International Holding Ltd, has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

[1]	On October 1, 2026, WISeKey International Holding Ltd, a company incorporated under the laws of Switzerland (“WISeKey”), completed its cross-border merger (the “Merger”) with and into WISeQey Corp., a BVI business company incorporated under the laws of the British Virgin Islands and a wholly owned, direct subsidiary of WISeKey (“WISeQey”), with WISeQey surviving the Merger, as contemplated by the Merger Agreement, dated as of June 26, 2026, between WISeKey and WISeQey (the “Merger Agreement”). Pursuant to the Merger Agreement, (i) each outstanding American Depositary Share of WISeKey (each, a “WISeKey ADS”) was converted into the right to receive one-half of one ordinary share of WISeQey (each, a “WISeQey Ordinary Share”), (ii) each outstanding Class B share of WISeKey (each, a “WISeKey Class B Share”) was converted into the right to receive one WISeQey Ordinary Share, other than WISeKey Class B Shares held by holders who validly elected to receive Class B shares of WISeQey (“WISeQey Class B Shares”), and (iii) each WISeKey Class B Share held by such an electing holder was converted into the right to receive ten unlisted WISeQey Class B Shares. The Merger constitutes a succession for purposes of Rule 12g-3(a) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). This Form 15 relates solely to the reporting obligations of WISeKey, which was merged into WISeQey, under the Exchange Act, and does not affect the reporting obligations of WISeQey, which is the successor to WISeKey under the Exchange Act.

Date: October 2, 2026	WISEQEY CORP.

(in its capacity as successor registrant to WISeKey International Holding Ltd)

	By:	/s/ Carlos Moreira
	Name:	Carlos Moreira
	Title:	Chief Executive Officer

	By:	/s/ John O’Hara
	Name:	John O’Hara
	Title:	Chief Financial Officer